Exhibit 99.126

Consent of Tim George, P.E.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of i-80 Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Tim George
Tim George, P.E., Mine Operations Manager of i-80 Gold Corp.

Dated: May 6, 2022